Independent Accountants' Consent

The Compensation Committee of
The Board of Directors of
Linens ’n Things, Inc.

We consent to incorporation by reference in the Registration Statements Number 333-55803 and 333-62982 on Form S-8 of our report dated June 29, 2001 relating to the statements of financial condition of the Deferred Compensation Plan of Linens ’n Things, Inc. as of December 31, 2000 and 1999 and the related statements of income and changes in plan equity, with fund information, for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 Annual Report of the Deferred Compensation Plan of Linens ’n Things, Inc. on Form 11-K.

KPMG LLP

New York, New York
June 29, 2001